EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town, Wujin District,

Changzhou City, Jiangsu, China 213164

May 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C.  20549

Attention: Patrick Fullem

Re:	EZGO Technologies Ltd.
Registration Statement on Form F-3
Filed May 17, 2023
File No. 333-272011

Dear Mr. Fullem:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EZGO Technologies Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-3 so that it will become effective at 4:00 p.m. ET on Wednesday, May 24, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP